

O.B. Fagbemi · 3rd

Strategy Development

Linden, New Jersey, United States ·

Contact info

137 connections

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 **ridegrade**

 **The Wharton School**

Experience



Director Strategic Product Development
ridegrade
Apr 2015 – Present · 6 yrs 6 mos
Greater New York City Area



Co-Founder
still-I-am
Mar 2017 – Jan 2019 · 1 yr 11 mos
Greater New York City Area



AVP
JPMorgan Chase
Jul 2011 – Mar 2015 · 3 yrs 9 mos



Consultant - FP&A
Verizon
2007 – 2011 · 4 yrs



Financial Analyst
The Great Atlantic & Pacific Tea Company (A&P)
Apr 2007 – Nov 2007 · 8 mos

Education



The Wharton School
Executive Diploma, Business Analytics: From Data to Insights
2018 – 2018



Rutgers, The State University of New Jersey-Newark
Bachelor of Arts (B.A.), Finance, General
2004 – 2006



Corporate Finance Institute® (CFI)
Financial Modeling & Valuation Analyst

The CFI Financial Modeling and Valuation Program covers a critical body of knowledge necessary for becoming a world-class financial analyst. The core curriculum for the program includes:

Financial Modeling

Valuation

Financial Analysis

Presentations

Licenses & certifications



IC Agile Certified Professional - Agile Coaching
ICAgile
Issued Mar 2019 · No Expiration Date
Credential ID 227-12976-26466dfe-5dd8-42d3-8027-
b88d24992d90



Certified SAFe 4 Program Consultant
Scaled Agile, Inc.
Issued Feb 2019 · Expired Feb 2021

Credential ID 05524164-3401



PSM1
Scrum.org



